SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14f-1

                             INFORMATION STATEMENT

                         PURSUANT TO SECTION 14F OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                           AND RULE 14F-1 THEREUNDER


                          HIBSHMAN OPTICAL CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                                    0-20297
                            ------------------------
                            (Commission File Number)


         New Jersey                                              88-0284402
-------------------------------                              ------------------
(State or other jurisdiction of                               (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)


                 266 Cedar Street, Cedar Grove, New Jersey 07009
                 -----------------------------------------------
                    (Address of Principal executive offices)


                                 (973) 857-2414
                ------------------------------------------------
                (Issuer's telephone number, including area code)

                             HIBSHMAN OPTICAL CORP.

                                266 Cedar Street

                          Cedar Grove, New Jersey 07009


                              Information Statement

                            Pursuant To Section 14(f)

                     of the Securities Exchange Act of 1934

                            and Rule 14f-1 Thereunder


                                     *******


                                  INTRODUCTION


This Information Statement of Hibshman Optical Corp., a New Jersey corporation (hereinafter "Hibshman" or the "Company") is being filed in connection with an anticipated change in all of the members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

The Company's business plan is to seek to acquire a business opportunity through completion of a merger, exchange of stock, or other similar type of transaction. The Company has now identified a business opportunity it wishes to acquire and is prepared to proceed with implementation of its business plan through completion of the proposed acquisition.

This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with the completion of the proposed business acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required. The Company intends to mail this Information Statement to its shareholders on or around October 10, 2005.

The Company has agreed to acquire Somanta Incorporated, a Delaware corporation (hereinafter "Somanta"). This acquisition is referred to herein as the "Merger." The closing of the Merger will result in a change in control of the Company. As a result, at the time of the closing of the Merger, the current officers and directors of the Company will resign, and the out-going directors will appoint persons designated by Somanta as successor members of the Board of Directors.

In addition, immediately prior to the closing of the Merger, the Company will merge with and into Somanta Pharmaceuticals, Inc., a Delaware corporation, for the purpose of: (i) changing the Company's domicile from New Jersey to Delaware, and (ii) changing the Company's name from "Hibshman Optical Corp." to "Somanta Pharmaceuticals, Inc." This transaction is referred to herein as the "Reincorporation." At the effective time of the Reincorporation, each share of Company common stock will be exchanged for .01305340 shares of Somanta

Pharmaceuticals, with each holder of a fractional share resulting therefrom being issued fifty (50) additional shares in lieu of such fractional share (the "Exchange Raito"). Upon completion of the Reincorporation, Somanta Pharmaceuticals, Inc. will be the publicly traded successor issuer and successor in interest to the Company.

As of the date of this Information Statement, the Company has a total of 41,588,235 shares of common stock issued and outstanding. Immediately following the Reincorporation, and as a result of the Exchange Ratio the Company will have a total of approximately 570,518 shares of common stock issued and outstanding.

At the effective time of the Merger, each outstanding share of common stock of Somanta will be converted into the right to receive one (1) share of Pharmaceuticals common stock.

As of the date of closing of the Merger, Somanta will have a total of approximately 13,697,834 shares of its common stock issued and outstanding. In order to complete the Merger, the Company will be required to issue a total of approximately 13,697,834 shares of its common stock. This transaction will result in a change in control of the Company.

As a result, at the effective time of the Merger: (i) Somanta will become a wholly-owned subsidiary of Pharmaceuticals, (ii) the existing stockholders of Somanta will own approximately 96.5% of the outstanding capital stock of Pharmaceuticals (calculated on a fully diluted basis), and (iii) the prior stockholders of the Company will own approximately 3.5% of the outstanding capital stock of Pharmaceuticals (calculated on a fully diluted basis).

It is the intention of the parties to complete the closing of the transaction on or before October 31, 2005. However, the obligation of the parties to consummate the proposed transaction remains subject to the satisfaction of certain conditions specified in the definitive documents.

There is no assurance that the proposed transaction will be completed because there is no assurance that the parties will satisfy all of the conditions for closing.

                                   MANAGEMENT

The following persons are the current Directors of the Company:

Name                       Age      Position Held
----                       ---      -------------

Pasquale Catizone          64       President and Director

Carmine Catizone           59       Treasurer, Secretary and Director

Pasquale Catizone, President and Director

Mr. P. Catizone has been president and a director of the Company since 1996. Mr. Catizone has been self-employed as a financial consultant for the last ten years. He served as president and a director of First Equity of New Jersey, Inc., from its organization in May 1983 until September 1992. Mr. Catizone was also the president and a director of Phonics Corporation from September 1985 until May 1994 and president and director of Baynon International Corporation since May 1998.

Carmine Catizone, Treasurer, Secretary and Director

Mr. C. Catizone has been secretary and director of the Company since 1996. From June 1988 to July 1994, Mr. Catizone was the president and director of J&E Beauty Supply, Inc., a retail and wholesale beauty supply distributor. Mr. Catizone formerly served as president and a director of C&C Investments, a blank check company (now known as T.O.P.S. Medical Corp.) from July 1977 until December 1984 and secretary and director of Baynon International Corporation since May 1998.

Each of the directors named above will serve until his successor has been duly qualified and appointed. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists. There is no arrangement or understanding between the above-named directors and officers of the Company and any other person pursuant to which any such director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. In connection with the acquisition of Somanta, each of Pasquale Catizone and Carmine Catizone will resign as officers and directors of the Company, and in the process appoint successor directors designated by Somanta.

The current directors and officers devote their time to the Company's affairs on an "as needed" basis which, depending on the circumstances, ranges from two to forty hours per month.

The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

The Company's board of directors did not hold any formal meetings during the fiscal year which ended December 31, 2004.

Compliance With Section 16(a) of the Exchange Act.

The Company has been advised by its officers, directors and principal shareholders, that as of the date of this Information Statement, each of Pasquale Catizone, Carmine Catizone and Barbara Catizone were delinquent in filing a Form 3 and in filing a Form 4 pursuant to Section 16(a) of the Exchange Act.

                         DESIGNEES AS COMPANY DIRECTORS
                             AND EXECUTIVE OFFICERS

The following table sets forth the name, age and position of each of the persons expected to be appointed to the Company's Board of Directors and each of the persons expected to be appointed as an executive officer of the Company following completion of the transaction described herein:

Name                             Age        Positions Held
----                             ---        --------------
Agamemnon A. Epenetos            56         Chief Executive Officer and Director
Terrance J. Bruggeman            58         Executive Chairman and Director
Jeffrey Davis                    42         Director
John Gibson                      55         Director
Michael Ashton                   59         Director
Kathleen Van Sleen               45         Director
David Kramer                     60         Chief Financial Officer


Agamemnon A. Epenetos, Chief Executive Officer and Director

Professor Epenetos founded Somanta and has been its Chief Executive Officer and a Director since April 2001 and President since September 2005. From 1990 to 2001 he was Chairman (1990-1996) and Chief Scientific Officer (1997-2001) of Antisoma plc, a biotechnology company focused on the development of oncology drugs. Professor Epenetos is a member of the Board of Directors and Chairman of Alexis Biotech Ltd, Trojantec Ltd, and Lifeline Biotech Ltd. He is a medical oncologist at St. Bartholomew's Hospital and a consultant in clinical oncology at The Harley Street Cancer Clinic. He is a visiting Professor at Imperial College London and the School of Pharmacy London. Professor Epenetos holds a medical degree (MB, ChB) from Glasgow University and a PhD from University College London.

Terrance J. Bruggeman, Executive Chairman and Director

Mr. Bruggeman has been the Chairman and a Director of Somanta since January 2005. Prior to joining Somanta, Mr. Bruggeman was Chairman, President and Chief Executive Officer of Aspetuck Capital Partners, Inc., a strategic consulting and interim management firm focused on development stage business since 2002. He was President and Chief Executive Officer of SureBeam Corporation, a leading supplier of electron beam food safety systems from 2003 to 2004 and prior to that was Chairman, President and Chief Executive Officer of Provasis Therapeutics, Inc., a medical device company treating vascular diseases from 1999 to 2002. He was Chairman, President and Chief Executive Officer of Diversa Corporation, a global leader in discovering, developing and optimizing novel enzymes and other bioactive compounds for use in industrial agricultural and pharmaceutical application from 1996 to 1999. Mr. Bruggeman is an Advisor Director of InnerTalent, Inc., and the College of Business, California State University, San Marcos. Mr. Bruggeman is a member of the Board of Directors of the Burnham Institute for Medical Research, BIOCOM and The Lincoln Park Zoological Society. Mr. Bruggeman has his BA from the University of Notre Dame and attended the MBA program at the University of Chicago.

Jeffrey B. Davis, Director

Mr. Davis has been a director of Somanta since August 2005 and serves as Chair of the Compensation Committee and a member of the Audit Committee of Somanta. Mr. Davis is President of SCO Financial Group LLC and SCO Securities LLC since April 1997. SCO is a life sciences merchant banking group. Mr. Davis is a member of the Board of Directors of Bioenvision, Inc., Bridge Oncology Products, Inc. and Virium Pharmaceuticals, Inc. Mr. Davis has a BS from Boston University and a MBA from the Wharton School of the University of Pennsylvania.

John R. Gibson, Director

Dr. Gibson has been a director of Somanta since May 2005 and serves as a member of the Compensation and Nominating/Corporate Governance Committees of Somanta. Dr. Gibson is Senior Vice President, Global Development for Allergan, Inc., a leading pharmaceutical company since 1993. Dr. Gibson is a member of the Board of Directors of the British American Business Council, Orange County. Dr. Gibson holds his medical degree (MB, ChB) from Glasgow University.

Michael R. D. Ashton, Director

Mr. Ashton has been a director of Somanta since September 2004 and serves as the Chairman of the Nominating and Corporate Governance Committee and is a member of the Audit and Compensation Committees of Somanta. Mr. Ashton is the Chief Executive Officer of SkyePharma PLC, an international drug delivery company, based in England since 1998. He is a member of the Board of Directors of Astralis Ltd., Transition Therapeutics, Inc., and Vital Living Inc.

Kathleen H. Van Sleen, Director

Ms. Van Sleen joined Somanta as a director in August 2005 and is Chairman of the Audit Committee and a member of the Nominating and Corporate Governance Committee of Somanta. Ms. Van Sleen is Vice President Finance for NuVida Ventures, LLC, a real estate investment firm. From 1999 to 2005 Ms. Van Sleen served as interim chief financial officer for a number of emerging growth companies. She was Senior Vice President-Finance and Administration, Chief Financial Officer of Diversa Corporation, a global leader in discovering, developing and optimizing novel enzymes and other bioactive compounds for use in industrial agricultural and pharmaceutical application from 1996 to 1999. Ms. Van Sleen holds a BS from George mason University, a MBA from Marymount University and a MA from Alliant International University.

David W. Kramer, Vice President, Chief Financial Officer, Treasurer and
Secretary

Mr. Kramer has been an officer of Somanta since August 2005. Prior to joining the Company, Mr. Kramer managed David W. Kramer Management Consulting In, a financial and board advisory firm serving early stage technology companies since 2003. He was Chief Financial Officer of Anadys Pharmaceuticals, Inc., a biotechnology company developing anti-viral and anti-bacterial drugs, from 2002 to 2003. Mr. Kramer served as Vice President, Finance and Chief Financial Officer of Gen-Probe Incorporated, a biotechnology company developing, manufacturing and marketing diagnostics products, from 1990 to 2001.. Mr. Kramer holds a BA cum laude from Yale University and an MBA from the Harvard Graduate School of Business.

           SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND
                                   MANAGEMENT

The Company currently has 41,588,235 shares of common stock issued and outstanding. The following table sets forth the number of shares of common stock owned of record and beneficially by current executive officers, directors, persons who hold 5% or more of the outstanding common stock of the Company and by current officers and directors as a group.

                          PRINCIPAL SHAREHOLDERS TABLE

                       Name and Address of              Amount and Nature of
Title of Class         Beneficial Owner                 Beneficial Ownership        Percent of Class (1)
--------------         ----------------                --------------------         --------------------
Common                 Pasquale Catizone
                       286 Cedar Street
                       Cedar Grove, NJ 07009                10,000,000                        24%

Common                 Barbara Catizone
                       286 Cedar Street
                       Cedar Grove, NJ 07009                 5,250,000                      12.6%

Common                 Carmine Catizone
                       10 1/2 Walker Avenue
                       Morristown, NJ 07960                 16,250,000                        39%

Common                 All directors and
                       executive officers as a
                       group (2 persons)                    26,250,000                      63.1%

(1) The percentages listed in the table are based on 41,588,235 shares of common stock of the Company outstanding at October 10, 2005.


                 SECURITY OWNERSHIP OF CERTAIN FUTURE BENEFICIAL
                              OWNERS AND MANAGEMENT

The following table sets forth, as of the date of completion of closing of the proposed transaction, the number of shares of common stock of the company expected to be owned of record and beneficially by persons who are expected to be appointed as directors and executive officers of the Company, by persons who are expected to then hold 5% or more of the outstanding common stock of the Company and all expected future officers and directors as a group. The percentage of ownership before the transaction is based on 13,697,834 shares of common stock of Somanta outstanding before the transaction and 14,268,352 shares common stock of the Company outstanding after the transaction.

                                                               Percentage of
                                            Somanta Shares     Somanta Shares    Company Shares     Percentage of
     Name and Address                        Owned Before          Before          Owned After      Company Shares
  of Beneficial Owner (1)                    Transaction        Transaction        Transaction     After Transaction
  -----------------------                    -----------        -----------        -----------     -----------------
SCO Capital Partners LLC,
1285 Avenue of the Americans,
35th Floor, New York, NY                      6,016,725(2)          43.9%          6,016,725(2)         42.2%
Agamemnon A. Epenetos                         3,869,152(3)          28.2%          3,869,152(3)         27.1%
Terrance J. Bruggeman                                --                --                 --              --
Jeffrey Davis                                   786,500(4)           5.7%            786,500(4)          5.5%
John Gibson                                      98,554                *              98,554               *
Michael Ashton                                       --               --                  --              --
Kathleen Van Sleen                                   --               --                  --              --
David Kramer                                         --               --                  --              --
All Officers & Directors as a Group
(7 persons)                                   4,754,206             34.7%          4,754,206            33.3%

* less than 1%

(1) The person listed is currently an officer or director of Somanta and is expected to become an officer or director of Delaware NewCo following completion of the Somanta Merger Transaction. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within sixty (60) days, such as warrants or options to purchase shares of our common stock.

(2) Jeffrey Davis, one of our directors, is a principal of SCO Capital Partners LLC. Mr. Davis disclaims beneficial ownership of all shares held in the name of SCO Capital Partners LLC.

(3) Consists of 3,869,152 held in the name of Walbrook Trustees (Jersey Ltd. REK33), PO Box 248, Lord Coutanche House, 66-68 Esplanade St. Helier, Jersey JE4 5PS, Channel Islands, of which Mr. Epenetos is the trustee.

(4) Consists of 786,500 shares held by Lake End Capital, LLC, of which Jeffrey Davis, one of our directors, is a principal.

                  EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director has received any remuneration or compensation from the Company. The Company currently has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees. However, in connection with the Merger, the Company will adopt and assume the Somanta 2005 Equity Incentive Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification of Officers and Directors

As permitted by New Jersey law, the Company's Articles of Incorporation provide that the Company shall indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil, criminal, administrative or investigative proceeding brought against them on account of their being or having been Company directors or officers to the fullest extent permitted by New Jersey law unless, in any such action, they are adjudged not to have met the standard of conduct required by New Jersey law to make it permissible for the Company to provide indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

As permitted by New Jersey law, the Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

                                LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

                                     *******

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

                                October 10, 2005